
A creative team in your pocket for 3D in a click.
Scan ....▸ 3D ....▸ Enhance ....▸ View
MOD

Alex Porter (She/Her) · 2nd

Mod Tech Labs Inc

3D objects in a click. Create digital content using photos, videos, and scans with no code. Visuals for web, XR, film+

Austin, Texas, United States · Contact info

500+ connections

1 mutual connection: Mark Rodli

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Providing services
Custom Software Development, Public Speaking, SaaS Development, 3D Design, Visual Design, Video Editing, Inf...
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Featured

BIG ANNOUNCEMENT
@MassChallenge announced the 229...


WELCOMING THE
50TH
MASSCHALLENGE
ACCELERATOR
COHORT

10


Forbes
NEXT
1000

Forbes Next 1000 2021
Forbes
Introducing 1,000 bold and inspiring entrepreneurs on their way to breakthrough...

MOD Tech Labs
youtube.com
MOD is smarter

Activity

4,575 followers

Exciting news for the metaverse!
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BIG ANNOUNCEMENT
@MassChallenge announced the 22...
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Are you a startup that needs $$#Funding$$ and a great program to...
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Apply to Dragonfly: The NYC Bootcamp for Womxn & Non-Binary...
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Experience

Founder & CEO
Mod Tech Labs Inc · Full-time
Jan 2020 – Present · 1 yr 7 mos
Austin, TX

Founder & CEO
Underminer Studios
Jan 2016 – Present · 5 yrs 7 mos
Austin, Texas Area

As a small business owner you do a little of everything that needs to be done. Enabling others to perform to their best capabilities with my framework of business and personal management skills has been key. While my background Interior Design has helped push the boundaries of creating UX and virtual spaces that are both functional and aesthetically pleasing to fully immer: ...see more

Founder & CEO
IDEGO: Virtual Engagements
Jan 2017 – Jan 2018 · 1 yr 1 mo
Austin

Co-founding a company that can bring great impact and social change strike at the heart of my passion. I bring more than 15 years of small business experience, design expertise, and

management experience to my role with the company. Emerging technologies are the gateway to a better future and we are working to make them accessible to everyone. ...see more

Founder
BonsaiBirth · Full-time
Jan 2001 – Jan 2016 · 15 yrs 1 mo
Austin, Texas Area

Continuous, personalized support for parents during the childbearing years and beyond. Ensuring a secure and safe learning environment with an emphasis on childhood development fundamentals while maintaining daily logs and a regular schedules created a dependable continuity for families as a mentor, birth and postpartum doula. Ensured a secure and s ...see more

Founder & Designer
Moxie Life Designs
Dec 2010 – Sep 2014 · 3 yrs 10 mos
Austin, Texas Area

Worked independently with multiple clients to provide architectural visualization solutions, home staging, and Interior Design services in Residential Design. Using multi-tasking to manage drawing plans- 2D and 3D, maintaining the office atmosphere , organizing and inventory samples and stock items. Responsible for clientele and professional relations and influencing cli ...see more

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Education

Draper University
Master of Business Administration - MBA, Hero Training: Entrepreneurship
2021 – 2021

Texas State University
Bachelor of Science, Interior Design, Construction Technology
2007 – 2010
Activities and Societies: American Society of Interior Designers (ASID) International Interior Design Association (IIDA)

Endorsed by Heather Ann Havenwood- Influencer Tribe and 3 others who are highly skilled at this

Design Thinking · 15
Joshua B. Lee and 14 connections have given endorsements for this skill

Emerging Technologies · 12
Joshua B. Lee and 11 connections have given endorsements for this skill

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Recommendations

Received (2) Given (2)



Jen Mamber
Independent Sales Consultant/Business Development Professional
May 29, 2020, Jen reported directly to Alex

Alex has been a real pleasure to work with. She is a role model for women in the tech industry. She is a passionate and creative leader. She is a broad-minded and ambitious team player. Alex is always wanting to learn more about the tools and best practices to make her company the best it can be. Her desire fo... See more



Gabriel Romero
Director of Global Quantum/Stealth Business Development.
July 25, 2019, Gabriel was a client of Alex's

Alex and her team have been wonderful to work with. The knowledge she has in the VR space has helped us develop a life-changing tool. We look forward in working with her more in the future!

Accomplishments